UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0058
COMMISSION	Expires April 30, 2009 Estimated average
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FORM 12b-25	SEC FILE NUMBER 000 - 28305 CUSIP NUMBER 29271F107

NOTIFICATION OF LATE FILING

(Check one):

☐Form 10-K ☐Form 20-F ☐Form 11-K
☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: September 30, 2007

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
 ☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENERGY QUEST INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	91 - 1880015
(state or other jurisdiction of	(I.R.S. Employer I.D. No.)
incorporation or organization)

850 South Boulder Highway, Suite 169, Henderson, Nevada 89015 (Address of principal executive offices)

(702) 568-4131 (Issuer’s telephone number)

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  ☒(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  ☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
       following the prescribed due date; or the subject   quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and
  ☒(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable
effort and expense, its Quarterly Report on Form 10-QSB
for the period ended September 30, 2007 in a timely
manner because of unanticipated delays. It is anticipated
that the Quarterly Report on Form 10-QSB, along with the
financial statements, will be filed on or before the 5th
calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Wilf Oullette	702	568-4131
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes☒No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENERGY QUEST INC.
(Exact Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2007	By:	/s/ Wilf Oullette
Wilf Oullette
	Title:	Chief Executive Officer, Chief Financial Officer

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